                                                                    Exhibit 12.1

                                  ChipPAC, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                                 (in thousands)


                                                                                                 Six Months
                                                   Years Ended December 31,                    Ended June 30,
                                 ------------------------------------------------------------- --------------
                                      1996          1997        1998       1999        2000         2001
                                 ------------  ------------ ----------- ---------- ----------- --------------
Pre-tax income (loss) from
     continuing operations            $(2,742)     $(55,789)    $52,867   $(3,997)     $18,060       $(21,475)

Fixed Charges:
     Capitalized interest (A)             510         1,122          --        --           --             --
     Interest expense                   5,780        10,972      13,340    21,241       39,432         18,288

Rentals:
     Rental expenses (B)                1,667         1,433       2,532     1,633        1,733            763

Total fixed charges                   $ 7,957      $ 13,527     $15,872   $22,874      $41,165        $19,051

Pre-tax income (loss) from
     continuing charges               $ 5,215      $(42,262)    $68,739   $18,877      $59,225        $(2,424)

Ratio of earnings to fixed
     charges                               (C)           (C)        4.3x    (C)(D)         1.4x            (C)

--------------------
(A) Capitalized interest relates to the costs of plant and building improvements in China and building improvements in Korea.

(B) Amounts represented one-third operating lease rental expense as a reasonable approximation of the interest portion thereof.

(C) Due to ChipPAC's losses in the twelve months ended December 31, 1996, 1997, 1999 and the six months ended June 30, 2001, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1 for those periods, ChipPAC had to generate additional earnings of $2,742, $55,789, $3,997 and $21,475 respectively.

(D) Included in earnings for the year ended December 31, 1999 was a non-recurring loss of $11,842 before income taxes relating to the change of control expenses. If these expenses had not occurred, the ratio of earnings to fixed charges would have been 1.3x.